SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 14D-1
                              AMENDMENT NO. 11
                           TENDER OFFER STATEMENT
    PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                    AND
                                STATEMENT ON
                                SCHEDULE 13D
                              AMENDMENT NO. 12
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             SEDGWICK GROUP PLC
                         (NAME OF SUBJECT COMPANY)

                      MARSH & MCLENNAN COMPANIES, INC.
                                  (BIDDER)

                    ORDINARY SHARES OF 10 PENCE EACH AND
             AMERICAN DEPOSITARY SHARES, EACH REPRESENTING FIVE
                      ORDINARY SHARES AND EVIDENCED BY
                        AMERICAN DEPOSITARY RECEIPTS
                       (TITLE OF CLASS OF SECURITIES)
                        815673108 (ORDINARY SHARES)
                   815673207 (AMERICAN DEPOSITARY SHARES)
                   (CUSIP NUMBER OF CLASS OF SECURITIES)


                            GREGORY F. VAN GUNDY
                       GENERAL COUNSEL AND SECRETARY
                        1166 AVENUE OF THE AMERICAS
                       NEW YORK, NEW YORK 10036-2774
                               (212) 345-5000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
         TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                 COPIES TO:

        DAVID J. FRIEDMAN                             MARK RAWLINSON
       MICHAEL E. HATCHARD                              FRESHFIELDS
 SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP             65 FLEET STREET
        919 THIRD AVENUE                          LONDON ECY 1HS, ENGLAND
      NEW YORK, NEW YORK  10022                    (011) 44-171-936-4000
          (212) 735-3000




           Marsh & McLennan Companies, Inc., a Delaware corporation ("Marsh & McLennan"), hereby amends and supplements its Tender Offer Statement on
 Schedule 14D-1 ("Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on September 4, 1998 relating to the offer to purchase (the "Ordinary Offer") all of the (a) ordinary shares of 10 pence each ("Sedgwick Shares") of Sedgwick Group plc ("Sedgwick") at a price of 225 pence in cash per Sedgwick Share and (b) American Depositary Shares of Sedgwick ("Sedgwick ADSs"), each representing five Sedgwick Shares and evidenced by American Depositary Receipts, at a price of pound sterling11.25 in cash per Sedgwick ADS. This Amendment No. 11 to the
 Schedule 14D-1 also constitutes Amendment No. 12 to the Schedule 13D of Marsh & McLennan with respect to Sedgwick Shares and Sedgwick ADSs filed with the Commission on September 3, 1998.

           Item 6.   Interest in Securities of the Subject Company

           Items 6(a) and (b) are hereby amended and supplemented by incorporation by reference therein of the following information:

           On November 25, 1998, Marsh & McLennan issued a press release (the "Press Release") which announced, among other things, that it has acquired or agreed to acquire 94.8% of the Sedgwick Shares (including Sedgwick Shares represented by Sedgwick ADSs) to which the Ordinary Offer relates. A copy of the press release is filed herewith as Exhibit (a)(23) and is incorporated by reference herein.

           Item 10.  Additional Information.

           Item 10(f) is hereby amended and supplemented by incorporation by reference of the following information:

           Marsh & McLennan also gave notice in the Press Release that it has issued notices to those Sedgwick shareholders who have not already accepted the Ordinary Offer, informing them that it intends to exercise its rights under Section 429 of the United Kingdom Companies Act to acquire compulsorily all their Sedgwick Shares (including Sedgwick Shares represented by Sedgwick ADSs). In addition, the Press Release also gave notice that (i) the Ordinary Offer will remain open for acceptance until further notice, (ii) at least 14 calendar days' notice in writing will be given before the Ordinary Offer is closed and (iii) Marsh & McLennan intends to request the London Stock Exchange and the New York Stock Exchange to delist the Sedgwick Shares and Sedgwick ADSs as soon as practicable. A copy of the notice issued to Sedgwick shareholders is filed herewith as Exhibit (a)(24) and is incorporated by reference herein.

           Item 11   Material to be Filed as Exhibits.

      Item 11 is hereby amended and supplemented by the addition of the following exhibits thereto:

      (a)(23)   Text of press release of Marsh & McLennan, dated November
                25, 1998.

      (a)(24) Text of notice to Sedgwick shareholders, dated November 25, 1998.



                                 SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          MARSH & McLENNAN COMPANIES, INC.



                          By: /s/ Gregory F. Van Gundy
                              ____________________________
                              Name:  Gregory F. Van Gundy
                              Title: General Counsel and Secretary


 Dated:  November 25, 1998


                               EXHIBIT INDEX

      (a)(23)   Text of press release of Marsh & McLennan, dated November
                25, 1998.

      (a)(24) Text of notice to Sedgwick shareholders, dated November 25, 1998.